Exhibit (a)(27)

April 9, 2012

Dear Fellow Employees:

When it was announced last month that Midas had entered into an agreement to be acquired by TBC Corporation, we said we would keep you updated as the merger plans progressed.

On March 28, TBC commenced a tender offer to acquire all outstanding shares of Midas, Inc. from current Midas shareholders. That tender offer remains open until April 24, and, if the majority of Midas shares are tendered as our board of directors and I have recommended, the sale is expected to close a short time afterwards.

TBC officials are working with us to determine the specific direction of a merged organization going forward. They have visited with Midas management over the weeks since the merger announcement and they will continue to do so. You can expect to see TBC employees in Itasca during the next few weeks as they meet with various departments to learn more about Midas and how various functions will fit into a merged operation.

TBC has not yet finalized its plans for the organization. Please be assured that TBC is committed to informing Midas staff of the specifics of the merged organization once those plans are determined. Meanwhile, I encourage you to remain focused on your job responsibilities to serve our customers in the manner they have grown to expect.

As I said when we met last month on the day of the merger announcement, Midas is convinced that TBC is the right company to take the Midas brand and the Midas system to the next level.

Thank you for your continued dedication.

Alan D. Feldman

Chairman, President and CEO